Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
   New Paltz NY 12561
Telephone 845.256.8035
Fax: 845.255.1814

May 20, 2011

Brad Skinner
Securities and Exchange Commission
Washington DC 20549

Re:	Plandel Resources, Inc.
Amendment no. 3 to Registration Statement on Form S-1
Filed May 20, 2011
File no. 333-168079
Mr. Skinner:

Set forth below is a response to your comment letter dated March 21, 2011 with respect to the above-referenced filing.  We have reproduced your letter and indicated our responses thereto.  We are also filing herewith a version of the registration statement that is marked to show changes from the original filing.

1.	We remind you of prior comments 1 and 2 from our letter to you dated November 8, 2010.

We have complied with them.

2.
We note your statement on page 6 that the Plandel Gold Claim was purchased on your behalf on July 2, 2009.  However, we also note your disclosure on page 39 that you acquired the claim on March 19, 2010.  Please revise to clarify, and also identify by name and affiliation the individual who purchased the Plandel Gold Claim on your behalf.

See changes on pages 6, 15 and 39.

3.	Please continue to monitor the requirement to provide updated financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your filing.

We shall do so and will file audited statements for the year ended May 31, 2011 if necessary.

4.
We note the addition of your accounting policy stating that “For the purpose of the statement of cash flows, the company considers all highly liquid investments with a maturity of six months or less to be cash equivalents.”  Please revise your accounting policy to comply with the definition of Cash Equivalents in the glossary of ASC 305-10-20, or otherwise explain to us why you believe your cash equivalents should include investments with a maturity of six months or less.  In this regard, the glossary definition of Cash Equivalents states that “ Generally, only investments with original maturities of three months or less qualify udder that definition.”.

Our accounting policy is that we consider highly liquid investments with a maturity of three months or less to be cash equivalents.  We have adjusted our disclosure accordingly.

5.
We note from your disclosure that “The Company is also reclassifying payments made by and Officer on behalf of the Company to the cash flows from operating activities section of the cash flows statement, from the cash flows from financing activities section.”  Ina  previous comment, we noted your presentation of the capital contribution you received of $2,900 as an operating activity and sought clarification from you as to why a capital contribution represents an operating cash flow rather than a financing cash flow, an referred you to ASC 230.  Please clarify in detail why you returned to your original conclusion that such amounts represent an operating cash flow.

We have determined that the presentation of payments made by an Officer on behalf of the Company is properly presented as an adjustment to reconcile net loss to net cash used in operating activities, as no cash came into the company for these amounts.  Since no cash came to the Company, we think it would be inappropriate to classify these amounts as Cash Flows from Financing Activities.”

6.	Please update your MD&A for your latest interim results, as required by Item 303(b) of Regulation S-K.

See disclosure added on page 54.

7.
We note from your response to prior comment 15 in our letter dated November 8, 2010 that a revised consent is included in this Exhibit.  However, we note the exhibit has not been revised.  Please be advised hat a new auditor consent or acknowledgement letter is required i) whenever any change, other than typographical, is made to the financial statements, ii) for an amendment if there have been intervening events since the prior filing that are material to the Company; and iii) with an amendment if an extended period of time passes since the last filing.  An extended time s generally any period which is more than 30 days.  As such please obtain and file an updated consent with your next filing.

A new consent exhibit 23.1 and exhibit 5 are filed herewith.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn

/s/ D. Roger Glenn